WOODSIDE

AUSTRALIAN ENERGY

03 AUG 29 7:21

8 August 2003


03029664

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside announcing discovery at Neptune-5 Appraisal Well in Gulf of Mexico, lodged with the Australian Stock Exchange on 8 August 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

Yours faithfully
WOODSIDE PETROLEUM LTD.



Rebecca Sims
Compliance Officer



82-2280

8 August 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Woodside Announces Discovery at Neptune-5 Appraisal Well in Gulf of Mexico

Woodside Petroleum Ltd. reports that the Neptune-5 appraisal well, in the deepwater Gulf of Mexico, Atwater Valley Block 574, has encountered a gross hydrocarbon column of approximately 1,200 feet, with more than 500 feet of net oil pay. The net column is significantly larger than those recorded in the similar Miocene reservoir sandstone intervals of previous Neptune wells. Preliminary evaluation of the fluids indicates the presence of relatively good quality oil.

Neptune-5 is the third appraisal well to have been drilled since Woodside acquired its interest in the Neptune Field. The well spudded on July 2, 2003, using the BHP Billiton-operated drillship *CR Luigs* and has been drilled to a total depth of 19,142 feet in water depths of 6,215 feet. Currently, the well is being sidetracked and the joint venture is assessing options for other associated operations at the well.

Woodside's Acting Managing Director, Mr Keith Spence, said that "the Neptune-5 result is very promising. This is a very large oil column with well developed sands. The data will greatly assist our evaluation of the commercial viability of the field."

The Neptune discovery is located in the Atwater Foldbelt region of the Central Gulf of Mexico. This area includes the Mad Dog and Atlantis fields, which are currently being developed by other joint ventures.

Woodside Energy (USA) Inc., a wholly owned subsidiary of Woodside Petroleum Ltd., has a 20% working interest in the leases which contain the Neptune Field.

MEDIA INQUIRIES
Woodside Energy Ltd.
Rob Millhouse, Public Issues Manager
W: (08) 9348 4281 M: 0419 588 166

INVESTMENT INQUIRIES
Woodside Energy Ltd.
Mike Lynn, Investor Relations Manager
W: (08) 9348 4283 M: 0439 691 592